Exhibit 99.1

ReneSola Ltd Announces Third Quarter 2014 Results

JIASHAN, China, November 26, 2014 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of solar photovoltaic (“PV”) products, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Financial and Operational Highlights for Q3 2014

•	Total solar module shipments were 462.2 megawatts (“MW”), compared to 498.7 MW in Q2 2014 and 462.9 MW in Q3 2013. Total solar wafer and module shipments were 663.8 MW, compared to 698.3 MW in Q2 2014 and 851.0 MW in Q3 2013.

•	Net revenues were US$372.5 million, compared to US$387.1 million in Q2 2014 and US$419.3 million in Q3 2013.

•	Gross profit was US$57.1 million with a gross margin of 15.3%, compared to a gross profit of US$56.9 million with a gross margin of 14.7% in Q2 2014 and gross profit of US$36.7 million with a gross margin of 8.7% in Q3 2013.

•	Operating income was US$8.5 million with an operating margin of 2.3%, compared to an operating income of US$10.6 million with an operating margin of 2.7% in Q2 2014 and an operating loss of US$180.3 million with an operating margin of negative 43.0% in Q3 2013.

•	Net loss attributable to holders of ordinary shares was US$11.7 million, representing basic and diluted loss per common share of US$0.06 and basic and diluted loss per American depositary share (“ADS”), each representing two common shares, of US$0.12.

•	Cash and cash equivalents plus restricted cash totaled US$196.7 million as of the end of Q3 2014, compared to US$218.8 million as of the end of Q2 2014 and US$438.5 million as of the end of Q3 2013.

•	Net cash outflow from operating activities was US$10.7 million, compared to net cash outflow from operating activities of US$40.6 million in Q2 2014 and net cash inflow from operating activities of US$79.6 million in Q3 2013.

“Our results in Q3 2014 were mainly impacted by the depreciation of the European currencies that led to a foreign exchange loss of US$13.7 million, and by a delay in shipments due to the anticipation of new lower minimum imported prices in Europe, which were announced towards the end of Q3 2014. However, our fully integrated international sales, support, and logistics platform, our global manufacturing footprint, and our focus on retail-oriented and downstream opportunities continue to keep us in an advantageously competitive position,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Our platform gives us the flexibility to adjust to changes in demand across all of our major markets while maintaining operating efficiency and, as in the case of the third quarter, improving our gross margin to 15.3%. Moreover, we continue to move away from low-margin markets and to direct more of our resources toward higher-margin commercial and residential projects and total-solution opportunities.

“While we remain focused on our retail and residential-oriented business development, we selectively pursue downstream project opportunities with high quality and low risk in developed countries such as the United Kingdom. As of November 2014, we have started construction on a second downstream project in the UK and are also in the process of conducting due diligence on other quality projects there, which we expect to sell and generate revenue from in the coming quarters.”

Mr. Daniel K. Lee, ReneSola’s chief financial officer, said, “While we focus on expanding our commercial, retail and downstream initiatives, we continue to follow a prudent financial approach and asset-light strategy in order to grow our margins while improving our cash flow. Our Q3 gross margin of 15.3% represents two straight quarters of margin improvement. Furthermore, our cash flow from operations improved from an outflow of US$40.6 million in 2Q14 to an outflow of US$10.7 million, of which almost US$10 million was payment used for our downstream projects in the UK.”

Third Quarter 2014 Results

Solar Wafer and Module Shipments

	3Q14	2Q14	3Q13	Q-o-Q%	Y-o-Y%
Module Shipments (MW)	462.2	498.7	462.9	(7.3%)	(0.2%)
Wafer Shipments (MW)	201.7	199.6	388.1	1.1%	(48.0%)
Total Solar Wafer and Module Shipments (MW)	663.9	698.3	851.0	(4.9%)	(22.0%)

The module shipments of 462MW were below the Company’s guidance and reflected a postponement of shipments to Q4 and Q1 for a small number of commercial projects, mostly in Europe. The decrease in wafer shipments year over year reflects the Company’s strategic decision to continue to use the majority of its wafer for internal module production.

Net Revenues and Gross Profit

	3Q14	2Q14	3Q13		Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$372.5	$387.1	$419.3		(3.8%)	(11.2%)
Gross Profit (US$mln)	$57.1	$56.9	$36.7	*	0.4%	55.6%
Gross Margin	15.3%	14.7%	8.7	%*	-	-

* Adjusted according to the Company’s current accounting classification for warranty expense, which is recognized as a selling expense rather than as a cost of goods sold, as was done prior to Q1 2014. Before the adjustment, the gross profit for Q3 2013 was $34.1 million and the gross margin was 8.1%.

Net revenues decreased quarter over quarter in line with the decrease in module shipments. The sequential increase in the Company’s gross margin was a result of a higher average selling price (“ASP”) due to a more favorable geographic shipment mix, as well as efficient operational process controls.

Operating Income (Loss)

	3Q14	2Q14	3Q13	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$48.6	$46.3	$216.9 *	5.0%	-
Operating Income (Loss) (US$mln)	$8.5	$10.6	($180.3)	-	-
Operating Margin	2.3%	2.7%	(43.0)%	-	-

* Adjusted according to the Company’s current accounting classification for warranty expense, which is recognized as a selling expense rather than as a cost of goods sold, as was done prior to Q1 2014. Before the adjustment, the operating expense for Q3 2013 was $214.3 million.

The sequential increase in operating expenses was primarily due to an increase in sales and marketing expenses in international markets and a bad debt provision of US$1.9Million recorded in Q3 2014 comparing to a bad debt reversal of US$1.7 million recorded in Q2 2014.

Foreign Exchange Loss

In Q3 2014, the Company had a foreign exchange loss of US$13.7 million and recognized a US$2.2 million gain on derivatives. The foreign exchange loss was primarily due to the depreciation of European currencies against the US dollar and RMB.

Change in Fair Value of Warrant Derivative Liabilities

The Company recognized a gain from a change in the fair value of warrant derivative liabilities of US$0.7 million in Q3 2014, primarily due to the decrease in the Company’s stock price.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	3Q14	2Q14	3Q13
Net Income (Loss) (US$mln)	($11.7)	$0.8	($200.3)
Diluted Earnings (Loss) per Share	($0.06)	0.00	($1.12)
Diluted Earnings (Loss) per ADS	($0.12)	0.01	($2.23)

Liquidity and Capital Resources

Net cash outflow from operating activities was US$10.7 million in Q3 2014, compared to net cash outflow of US$40.6 million in Q2 2014.

Net cash and cash equivalents plus restricted cash totaled US$196.7 million as of September 30, 2014, compared to US$218.8 million as of June 30, 2014.

Total debt was US$748.8 million as of September 30, 2014, compared to US$760.3 million as of June 30, 2014, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. Short-term borrowings were US$692.2 million as of September 30, 2014, compared to US$696.2 million as of June 30, 2014.

Project Business Update

Project Pipelines

The Company has started construction on a second utility-scale project of 6.4MW in the UK that is expected to connect to the grid in February 2015. The first 13.4MW project is expected to connect to the grid in December of this year. Both of the projects are expected be sold in the coming quarters.

The Company is in the late stage of its due diligence process regarding a number of utility-scale projects in the UK.

Existing Projects

The Company currently has a total of 62MW in existing projects including 25MW in utility-scale projects in Bulgaria and Romania, and 37MW in distributed generation “Golden Sun” projects in mainland China. All existing projects have been completed and connected to their respective grid. The Company is generating income from power generation while evaluating sales of these assets at the same time.

Polysilicon Update

The Company’s total output of polysilicon in Q3 was 1694.3 metric tons, compared to an output of 1815.6 metric tons in Q2 2014. Currently the polysilicon plant is running at full capacity and continues to generate positive cash flow for the Company.

Business Highlights

Geographic Breakdown of Module Shipments

	Q3 2014	Q2 2014	Q3 2013
U.S.	8.0%	11.2%	30.8%
Europe	46.8%	31.4%	38.8%
Japan	24.7%	23.3%	6.5%
China	11.8%	15.3%	9.5%
Other	8.7%	18.8%	14.4%

Research and Development

In Q3 2014, the Company invested $13.3 million in research and development, compared to $13.9 million in Q2 2014 and $14.2 million in Q3 2013. The Company will continue to invest in research and development to enhance its solar technical capabilities and expand its green energy product portfolio.

Recent Business Developments

•	In September 2014, the Company announced its Residential Financing Program to better serve the fast-growing U.S. residential solar and LED markets. The new financing program will equip the Company’s network of installers with market-leading loan products to help them reach a wider customer base and secure more business.
•	In September 2014, ReneSola announced a new partnership initiative with Swiss inverter manufacturer, Sputnik Engineering AG to distribute its SolarMax solar inverters in Australia. The partnership is an extension of ReneSola’s distribution agreement with local distributors in North America. Australia will be the second country in the world where ReneSola will sell SolarMax’s inverters directly to the Company’s customers.
•	In September 2014, the Company announced that it would provide 10 MW of solar modules to Juwi India Renewable Energies Pvt. Ltd., a Bangalore-based engineering, procurement and construction firm, specializing in solar and wind energy plants. The modules will power a utility-scale project in Rajasthan to be developed by Atha Group, an India-based conglomerate with operations in mining, steel manufacturing, power, and renewable energy.
•	In September 2014, ReneSola announced that it would develop a 13MW solar project in Dorset, England. The Company expects the solar farm to be fully operational and connected to the national energy grid by end of 2014.
•	In August 2014, ReneSola announced that the ReneSola Jiangsu Product Center Laboratory had joined SATELLITE, a global data acceptance program administered by Intertek, a leading quality solutions provider to industries worldwide. As an accredited member, ReneSola can conduct testing at its in-house facilities and mark qualifying modules with Intertek’s proprietary ETL certification.
•	In August 2014, the Company announced that it would provide 5.4 MW in solar modules to Welspun Energy Pvt. Ltd., a New Delhi-based engineering, procurement and construction (EPC) firm, for a utility-scale project in India.
•	In August 2014, the Company announced that ReneSola UK will supply 22 MW of its high-efficiency polycrystalline Virtus I and Virtus II solar modules for use in two ground-mounted, utility-scale projects in the UK.
•	In July 2014, the Company announced its industry-leading results in a series of reliability tests conducted by PV Evolution Labs (“PVEL”). The Company’s modules achieved top performance rankings on PVEL’s “PV Module Reliability Scorecard” for 2014 in four testing categories: Dynamic Mechanical Load, Damp Heat, Potential Induced Degradation, and Humidity-Freeze.
•	In July 2014, ReneSola announced the delivery of 30 ReneSola Novaplus 2KW energy storage systems to a national distributor in Chelmsford, England for onward sale to Essex installation company Think Green Energy. An additional 10 units were on order for use by Think Green Energy customers in the southeast of England.
•	In July 2014, the Company announced it had entered a framework agreement with China Seven Star Holdings Limited regarding a partnership in potential sales to China Seven Star of no less than 200MW of existing and new PV projects within 18 months. The parties subsequently signed a Memorandum of Understanding that stipulates ReneSola will sell to China Seven Star two utility-scale projects, both of which are completed and connected to the grid, with a total capacity of 9.7 MW in Bulgaria.

Outlook

For Q4 2014, the Company expects its total solar module shipments to be in the range of 460 MW to 480 MW, and its gross margin to be approximately 13%.

Conference Call Information

ReneSola’s management will host an earnings conference call on November 26, 2014 at 8 am U.S. Eastern Time (9 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International: +1-866-519-4004

Hong Kong: +852-3018-6771

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call: “ReneSola Call”.

A replay of the conference call may be accessed by phone at the following numbers until April 12, 2015:

International: +61-2-8199-0299

United States: +1-646-254-3697
Passcode: 35161125

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE:SOL) is an international leading brand and technology provider of green energy products. Leveraging its global presence and expansive OEM and sales network, Renesola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

RENESOLA LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Sep 30, 2014	June 30, 2014	Dec 31, 2013

ASSETS
Current assets:
Cash and cash equivalents	40,115	58,127	86,773
Restricted cash	156,620	160,708	262,127
Accounts receivable, net of allowances for doubtful accounts	212,251	212,533	236,576
Inventories	405,696	390,010	359,577
Advances to suppliers-current	18,984	9,819	14,210
Amounts due from related parties	1,111	1,116	408
Value added tax recoverable	23,170	21,505	30,113
Prepaid income tax	5,245	3,454	2,667
Prepaid expenses and other current assets	33,886	56,066	50,031
Project assets	34,336	32,998	34,173
Deferred convertible notes issue costs-current	784	784	784
Assets held-for-sale	-	-	122,638
Derivative assets	1,226	576	1,503
Deferred tax assets-current, net	1,687	1,786	5,218
Total current assets	935,111	949,482	1,206,798

Property, plant and equipment, net	788,629	803,721	863,093
Prepaid land use right	40,313	40,209	44,996
Deferred tax assets-non-current, net	18,463	17,990	13,659
Deferred convertible notes issue costs-non-current	353	549	941
Advances for purchases of property, plant and equipment	2,579	2,419	2,214
Advances to suppliers-non-current	5,627	5,627	5,627
Other long-lived assets	4,601	4,155	2,423
Total assets	1,795,676	1,824,152	2,139,751

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	692,184	696,229	673,096
Accounts payable	513,932	509,200	656,243
Advances from customers-current	42,549	44,105	99,499
Amounts due to related parties	4,463	4,055	9,210
Other current liabilities	136,570	145,277	159,377
Income tax payable	262	1,475	5,306
Derivative liabilities	265	166	1,463
Liability held-for-sale	-	-	99,434
Warrant liability	6,563	7,298	9,345
Total current liabilities	1,396,788	1,407,805	1,712,973

Convertible notes payable-non-current	111,616	111,616	111,616
Long-term borrowings	56,655	64,030	69,489
Advances from customers-non-current	3,226	3,192	8,154
Warranty	28,842	25,688	20,612
Deferred subsidies and other	51,449	53,756	46,733
Other long-term liabilities	494	775	1,157
Total liabilities	1,649,070	1,666,862	1,970,734

Shareholders’ equity
Common shares	476,766	476,441	475,816
Additional paid-in capital	7,035	6,991	5,950
Accumulated losses	(422,147)	(410,402)	(396,572)
Accumulated other comprehensive income	84,952	84,260	83,614
Total equity attribute to ReneSola Ltd	146,606	157,290	168,808
Noncontrolling interest	-	-	209
Total shareholders’ equity	146,606	157,290	169,017
Total liabilities and shareholders’ equity	1,795,676	1,824,152	2,139,751

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollars in thousands, except ADS and share data)

	Three Months Ended
	Sep 30, 2014	June 30, 2014	Sep 30, 2013

Net revenues	372,457	387,106	419,271
Cost of revenues	(315,332)	(330,232)	(382,591)
Gross profit (loss)	57,125	56,874	36,680
GP%	15.3%	14.7%	8.7%

Operating (expenses) income:
Sales and marketing	(24,740)	(21,864)	(21,429)
General and administrative	(17,511)	(13,529)	(15,900)
Research and development	(13,307)	(13,941)	(14,197)
Other operating income, net	6,952	3,026	37,350
Impairment of long-lived assets and advances for purchases of property, plant and equipment	-	-	(202,757)
Total operating expenses	(48,606)	(46,308)	(216,933)

Income (loss) from operations	8,519	10,566	(180,253)

Non-operating (expenses) income:
Interest income	1,337	1,230	2,212
Interest expense	(12,215)	(11,179)	(11,910)
Foreign exchange (loss) gain	(13,696)	(1,294)	2,532
Gain (loss) on derivatives, net	2,217	858	(3,651)
Investment gain on disposal of subsidiaries	743	-	-
Fair value change of warrant liability	735	998	(2,650)

(Loss) income before income tax, noncontrolling interests	(12,360)	1,179	(193,720)

Income tax benefit (expense)	615	(422)	(6,535)
Net (loss) income	(11,745)	757	(200,255)

Less: Net loss attributed to noncontrolling interests	-	-	(2)
Net (loss) income attributed to holders of ordinary shares	(11,745)	757	(200,253)

Earnings per share
Basic	(0.06)	0.00	(1.12)
Diluted	(0.06)	0.00	(1.12)

Earnings per ADS
Basic	(0.12)	0.01	(2.23)
Diluted	(0.12)	0.01	(2.23)

Weighted average number of shares used in computing earnings per share
Basic	203,675,441	203,373,943	179,375,057
Diluted	203,675,441	204,555,179	179,375,057

RENESOLA LTD

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands)

	Three Months ended
	Sep 30, 2014	June 30, 2014	Sep 30, 2013
Net (loss) income	(11,745)	757	(200,255)
Other comprehensive income
Foreign exchange translation adjustment	692	2,710	2,657
Other comprehensive income	692	2,710	2,657

Comprehensive (loss) income	(11,053)	3,467	(197,598)
Less: comprehensive loss attributable to non-controlling interest	-	-	(2)
Comprehensive (loss) income attributable to Renesola	(11,053)	3,467	(197,596)

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollars in thousands)

	Nine Months Ended
	Sep 30, 2014	Sep 30, 2013

Cash flow from operating activities:
Net loss	(25,579)	(260,332)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	808	680
Depreciation and amortization	67,811	79,686
Amortization of deferred convertible bond issuances costs and premium	588	588
Allowance of doubtful receivables and advance to suppliers	7,186	2,961
Loss (gain) on derivatives	1,699	(1,375)
Fair value change of warrant liability	(2,783)	2,650
Gain from advances from customers	-	(34,707)
Share-based compensation	1,202	1,728
Loss on disposal of long-lived assets	1,366	207
Gain on disposal of land use right	(579)	(4,694)
Impairment of fixed assets	-	202,757
Gain on disposal of subsidiaries	(3,358)	-

Changes in assets and liabilities:
Accounts receivables	6,582	(112,168)
Inventories	(60,777)	(82,748)
Project assets	(2,732)	(25,101)
Advances to suppliers	(5,020)	9,418
Amounts due from related parties	(5,303)	(175)
Value added tax recoverable	6,132	(1,181)
Prepaid expenses and other current assets	32,923	13,590
Prepaid land use rights	2,052	-
Proceeds from disposal of land use right	-	8,204
Accounts payable	(129,705)	325,224
Advances from customers	(59,865)	21,839
Income tax payable	(7,618)	(836)
Other current liabilities	13,098	8,385
Other long-term liabilities	(6,930)	(3,943)
Accrued warranty cost	6,731	7,507
Deferred taxes assets	(1,511)	(6,407)
Provision for litigation	-	(2,430)
Net cash (used in) provided by operating activities	(163,582)	149,327

Cash flow from investing activities:
Purchases of property, plant and equipment	(42,707)	(63,809)
Advances for purchases of property, plant and equipment	(3,334)	(33,198)
Cash received from government subsidy	12,214	12,876
Proceeds from disposal of property, plant and equipment	59	-
Changes in restricted cash	101,312	(164,053)
Net cash (paid) received on settlement of derivatives	(2,635)	2,010
Proceeds from disposal of subsidiaries	18,673	-
Net cash provided by (used in) investing activities	83,582	(246,174)

Cash flow from financing activities:
Proceeds from bank borrowings	773,379	1,044,656
Proceeds from issuance of common shares	-	70,050
Repayment of bank borrowings	(751,863)	(1,016,084)
Proceeds from exercise of stock options	993	474
Share issuance costs	-	(4,527)
Repurchace from noncontrolling interests	-	(36)
Net cash provided by financing activities	22,509	94,533

Effect of exchange rate changes	10,833	4,271
Net (decrease) increase in cash and cash equivalents	(46,658)	1,957
Cash and cash equivalents, beginning of year	86,773	93,283
Cash and cash equivalents, end of year	40,115	95,240

For investor and media inquiries, please contact:

In China:

Ms. Juliet Yang

ReneSola Ltd

Tel: +86-21-62809180-105

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: sol@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

Email: sol@ogilvy.com